53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

April 21, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Etheredge, Robert Littlepage Mitchell Austin, Jan Woo

Re:	monday.com Ltd. Draft Registration Statement on Form F-1 Submitted March 11, 2021 CIK No. 0001845338

Ladies and Gentlemen:

On behalf of our client, monday.com Ltd., a limited company incorporated under the laws if the State of Israel (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 11, 2021 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the Staff of the Commission (the “Staff”) to Roy Mann, the Company’s Co-Chief Executive Officer, dated April 7, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

April 21, 2021 Page 2

Summary, Overview, page 1

1.	We note your disclosure of negative adjusted free cash flow on page 2. Please revise to identify this figure as a non-GAAP measure, present it with equal or greater prominence to the most directly comparable GAAP financial measure, and cross reference to your non-GAAP reconciliation located elsewhere in your filing. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 90 to identify adjusted free cash flow as a non-GAAP measure, present it with net cash used in operating activities, which is the most directly comparable GAAP financial measure, and cross reference to the Company’s non-GAAP reconciliation.

2.	You state that you serve more than 110,000 customers across over 200 industries in 190 countries. Please revise to disclose an "as of" date for this and other similar statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 66 and 88 to disclose the number of customers as of December 31, 2020.

Risk Factors, We derive, and expect to continue to derive, substantially all of our revenue from a single product, page 16

3.	You disclose that you derive, and expect to continue to derive, substantially all of your revenue from a single product, Work OS. Please revise here to disclose the percentage of revenue this product has accounted for in each period presented in your financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 to clarify that it derived 100% of its revenue in the years ended December 31, 2019 and 2020 from its Work OS.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

4.	We note that your prospectus includes general disclosures about COVID-19 and its impact. Please revise here or elsewhere to disclose the specific impacts, both positive and negative, that COVID-19 has had on your operations and relevant metrics, including a description of any known trends and uncertainties that have had, or that you reasonably expect will have, a material impact on revenue or results of operations. Refer to CF Disclosure Guidance: Topic No. 9A for additional guidance.

April 21, 2021 Page 3

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 to provide information regarding the impact of COVID-19 on its business.

Our Business Model, Our Customers, page 65

5.	You disclose that you had "more than 110,000 customers" as of December 31, 2020, an increase of more than 30% from December 31, 2019. Please revise to disclose the specific number of customers in 2019 and 2020.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 66 and 88 to disclose the specific number of customers.

6.	You state that the chart on page 66 reflects the growth over time of work actions per customer, for customers with more than 10 users on our platform. We also note that the y- axis of the chart is labeled as "work actions per user." Please revise to clarify whether the chart depicts work actions per customer or work actions per user.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 to remove the chart that included “work actions per user.”

7.	On pages 66 and 68, you discuss enterprise customers and also state as of December 31, 2019 and 2020, your customers with more than 10 users represented 52% and 61% of your annual recurring revenue, respectively. Please revise to clarify whether these customers with more than 10 users all meet your definition of enterprise customer. If this group of customers with more than 10 users includes non-enterprise customers as well, please revise to also disclose the percentage of your annual recurring revenue represented by your enterprise customers.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 to clarify that customers with more than 10 users include both enterprise and non-enterprise customers.

Additionally, the Company respectfully advises the Staff that its management does not track the annual recurring revenue generated from enterprise customers independently from the annual recurring revenue generated from customers with more than 10 users because the annual recurring revenue generated by enterprise customers is immaterial due to the low quantum of such customers in 2019 and 2020. The Company had 76 and 264 enterprise customers in 2019 and 2020, respectively, as disclosed on pages 2, 71 and 89. While the Company continues to target such customers and uses metrics associated with their growth rates to measure its success in expanding usage among existing customers, such customers do not make up a material percentage of its annual recurring revenue.

April 21, 2021 Page 4

Key Factors Affecting Our Performance, page 67

8.	On page 68, you state that your Net Dollar Retention Rate for customers with more than 10 users was over 115% in the last five quarters ending December 31, 2020. Please revise to provide your actual Net Dollar Retention Rate for each of these quarters. Additionally, we note that your Net Dollar Retention Rate for all of our customers for the quarter ended December 31, 2020 was 105%. Please revise to also disclose your Net Dollar Retention Rate for all customers for each quarter for which you provide this metric for customers with more than 10 users.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 to remove the reference to the last five quarters ending December 31, 2020. The Company has included its Net Dollar Retention Rate for both all customers and customers with more than 10 users for the quarters ended December 31, 2019 and 2020.

Additionally, the Company respectfully advises the staff that it intends to include its actual Net Dollar Retention Rate for both all customers and customers with more than 10 users for the quarters ended March 31, 2020 and 2021 prior to requesting the effectiveness of the registration statement.

Non-GAAP Financial Measures, page 70

9.	We note your discussion on page 71 regarding the impact of fluctuations in foreign currency exchange rates on your free cash flow. Please revise to clarify if you are referring to the impact on free cash flow (which is not presented) or adjusted free cash flow. Please also revise to highlight and focus on GAAP Results of Operations first in your MD&A to provide the GAAP discussion with greater prominence than your discussion of non-GAAP measures.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 80 to disclose the impact of fluctuations in foreign currency exchange rates on the Company’s free cash flow and our adjusted free cash flow.

10.	As a related matter, we note from your disclosure on page 23 that approximately 17% of your expenses in 2020 were denominated in New Israeli Shekels (NIS). Please revise to ensure that your GAAP discussion of liquidity and results of operations also addresses the impacts of fluctuations in foreign currency exchange rates.

April 21, 2021 Page 5

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff to refer to the disclosure on page 86 under the heading “Quantiative and Qualitative Disclosures of Market Risks” addressing the impacts of fluctuations in foreign currency exchange rates.

Business, Our Growing Ecosystem, page 84

11.	We note that you recently extended your platform to third-party developers through a low- code framework and apps marketplace. Please tell us about any contractual arrangements you have with third-party developers, including any compensation or revenue sharing arrangements for items created by third party developers that are offered in your apps marketplace. Please revise your disclosures accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of December 31, 2020 the Company has not incurred any revenue from its app marketplace and has not entered into any revenue sharing arrangements with any third party developers.

Additionally, the Company has revised the disclosure on page 89 to clarify that, as of December 31, 2020, it has not received any revenues from its app marketplace and has not entered into any revenue sharing arrangements with any third-party developers.

Principal Shareholders, page 118

12.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Insight Venture Partners, SG Growth Partners, and Sonnipe Limited.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available and prior to the public filing of its registration statement, it intends to update its principal shareholder disclosure to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Insight Venture Partners, SG Growth Partners and Sonnipe Limited.

Description of Share Capital and Articles of Association Exclusive Forum, page 130

13.	You state here that your amended and restated articles of association will provide that the U.S. District Court for the Southern District of New York shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and/or Exchange Act. In the risk factor on page 46, you state that your amended and restated articles of association will provide that the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act and also note that the provision does "not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction." Please revise to:

April 21, 2021 Page 6

•	clarify whether this exclusive forum provision applies to both Securities Act and

•	Exchange Act claims, or whether it only applies to Securities Act claims;

•	clarify whether exclusive forum is any U.S. federal district court or specifically the

•	U.S. District Court for the Southern District of New York; and

•	state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 140 to provide for the clarifications and statements noted above.

Audited Consolidated Financial Statements Note 6: Revolving Credit Facility, page F-18

14.	Please revise to explain in greater detail how monthly recurring revenues and minimum liquidity balances are defined for purposes of your financial covenants. Additionally, we note that your total unutilized credit facility was $59 million as of December 31, 2020. Please revise to clarify if that total amount was available for borrowings or if availability was reduced as of December 31, 2020 based upon the Company's MRR and other covenants.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-19 to provide for the clarifications and statements noted above.

Note 16: Subsequent Events, page F-29

15.	Please review your disclosure regarding the board's February 2020 approval of options to purchase 1,355,279 ordinary shares and revise to correct any typos as necessary. Please also provide us with a breakdown of all stock-based compensation awards granted to date during 2021, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company corrected any typos in the disclosure, as necessary.

April 21, 2021 Page 7

Additionally, the Company respectfully submits the analysis below regarding all stock-based compensation awards made to date during 2021:

Determination of Ordinary Shares Fair Value for Equity Related Awards Issuances

The following table presents the grant dates and related exercise prices of options granted to employees, non-employee directors and consultants from January 1, 2021 through March 31, 2021:

Date of Grant	Number of Ordinary Shares underlying Options Granted	Exercise Price of Options Granted per Ordinary Share (1)	Estimated Fair Value per Ordinary Share on Grant Date
February 14, 2021	1,221,098	$2.90-$62.52	$81.27
February 17, 2021	125,092	$9.38	$82.19
February 28, 2021	6,639	$9.38	$85.57

(1)	Price range reflects variance in exercise prices for options granted to employees based in Israel and employees based in the United States. Pursuant to Israeli law, options may be granted to employees with an exercise price per share below fair value; provided, however, that the compensation charge taken by the grantor of the options be the fair value per share of such grants.

The fair value of the Company’s ordinary shares underlying the Company’s options had been determined at each grant date by the Company’s Board of Directors (“Board”), taking into account third-party valuations reports (“Valuation Reports”) and inputs from management. Given the lack of observable daily share prices, and in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”), management and the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s ordinary shares at each grant date, including but not limited to:

•	third-party valuations of the Company’s ordinary shares;

•	the rights, preferences and privileges of the Company’s convertible preferred shares relative to those of its ordinary shares;

•	lack of marketability of the Company’s ordinary shares;

•	current business conditions and projections;

•	the Company’s actual operating and financial performance;

•	the hiring of key personnel;

•	the public trading prices of comparable companies; and

April 21, 2021 Page 8

•	the likelihood of IPO, sale or private company scenarios.

Valuation Methodology

In valuing the fair value of the Company’s ordinary shares, absent an arm’s-length current or recent financing round, the enterprise price was determined using a combination of the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and are adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the comparable companies utilized in the discount rate calculation. The market approach applied was the Guideline Public Company Method (“GPCM”), which estimates value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to the Company’s financial results to estimate the value of the Company. In deriving the enterprise value, a weighting was used for each of the income approach and market approach. The resulting enterprise value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The call option is valued using a Black-Scholes option pricing model. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. Beginning March 2021, the Company utilized the hybrid method, which is a hybrid between the probability-weighted expected return method (“PWERM”) and the OPM, estimating the probability-weighted value across multiple scenarios along with the OPM to allocate value among the various share classes for certain scenarios. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

Under PWERM, the value of a company’s ordinary share is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each class of shareholders are considered to allocate the enterprise value to ordinary shares. The ordinary share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting ordinary share value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management.

The Company considered that, in the event of an IPO, its preferred shares would convert into ordinary shares on a one-to-one basis and, accordingly would receive the same amount of proceeds per share as ordinary shares. In the case of a sale or liquidation of the Company, the preferred shares would receive the higher of their liquidation preferences and allocation of an amount per share as would have been payable had all shares been converted into ordinary shares immediately prior to liquidation on a pro rata basis. Accordingly, the Company determined the fair value of its ordinary shares under three scenarios (IPO, sale and private company) and then applied a weighted average of these values based on their relative probabilities in order to calculate the final per share value.

April 21, 2021 Page 9

In determining the estimated fair value of the Company’s ordinary shares as of each grant date, and after determining the fair value of the ordinary shares on a minority, marketable basis, the Board also considered that the Company’s shares are not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s ordinary shares at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly traded companies.

For financial reporting purposes, and as further described below, the Company retrospectively assessed the fair value used for computing share-based compensation and considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the methods described above or a straight-line methodology to interpolate the estimated fair value between two valuation dates. The Company determined that the straight-line methodology would provide the most reasonable basis for the valuation of the ordinary share on these interim dates between valuations because there was no single event that occurred during these periods that resulted in the increase in fair value but rather continued progress consistent with the Company’s financial targets, as well as the Company’s progress toward a liquidity event.

In establishing the exercise price of the equity awards granted on each grant date, the Board considered the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying ordinary share. As described above, this differs from the reassessed estimated fair value for financial reporting purposes, as such reassessed estimated fair value incorporated information related to comparable publicly traded companies that were obtained during the underwriter process not available at the time of grant.

Summary of Valuations

December 2020 valuation

The Company’s management and Board determined that the fair value of the Company’s ordinary shares as of December 15, 2020 was $62.52 (the “December 2020 Valuation”) per share after considering a number of objective and subjective factors consistent with the AICPA Practice Aid, including a third-party valuation. The enterprise value was determined by applying a weighting between the income approach (50%) using a discount rate of 16.5%, and the GPCM approach (50%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s ordinary shares. The value per share of the ordinary share was determined by applying a weighting of IPO scenario (40%) resulting in share price of $74.07, sale scenario (40%) resulting in share price of $74.02 and private company scenario (20%) resulting in share price of $72.89, and the December 2020 Valuation further applied 12.3%, 12.3% and 27.3% discounts in the IPO, sale and private company scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

April 21, 2021 Page 10

The probability of an IPO scenario increased compared to the previous valuation due to the following factors:

•	the Company completed interviews with several banks during November 2020 and in the beginning of December 2020 selected the lead underwriters that shall represent the Company in an IPO; and

•	following the organizational meeting on December 9, 2020, the Company began drafting sessions of the F-1 registration statement.

March 2021 Valuation

The Company’s management and Board determined that the fair value of the Company’s ordinary shares as of March 15, 2021 was $90.18 (the “March 2021 Valuation”) per share after considering a number of objective and subjective factors consistent with the AICPA Practice Aid, including a third-party valuation. The enterprise value was determined by applying a weighting between the income approach (50%) using a discount rate of 14.5%, and the GPCM approach (50%), along with estimating the Company’s enterprise value using a PWERM allocation methodology because the likelihood of a successful IPO had increased given the Company had confidentially submitted a registration statement with the Commission in March 2021. The OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s ordinary shares and the PWERM allocation was used for the different IPO scenarios that were utilized. The value per share of the ordinary share was determined by applying a weighting of IPO scenario (50%) resulting in share price of $118.54, sale scenario (30%) resulting in share price of $100.17 and private company scenario (20%) resulting in share price of $99.71, and the March 2021 Valuation further applied 15.0%, 16.0% and 27.0% discounts in the IPO, sale and private company scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

February 2021 grants

The Company’s management and Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the December 2020 Valuation and the March 2021 Valuation, which resulted in fair market value per ordinary share of $81.27 in the February 14, 2021 options grant, $82.19 in the February 17 options grant and $85.57 in the February 28, 2021 options grant. The use of the straight-line interpolation was concluded to be appropriate as it represents the continued growth of the Company’s business and as the Company did not identify any single event that occurred during the period between the two valuation dates that would have caused a material change in fair value at the date of the grant other than the passage of time.

April 21, 2021 Page 11

Exhibits

16.	We note that you have a credit facility with Bank Leumi le Israel B.M. Please file the related loan and security agreement as an exhibit.

Response:

The Company respectfully acknowledges the Staff’s comment and informs the staff that it will file its amended and restated loan and security agreement with Bank Leumi le Israel B.M. in an amendment to its Registration Statement.

General

17.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

*         *         *         *         *

April 21, 2021 Page 12

Please do not hesitate to contact me at +44.20.7710.5820 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Joshua G. Kiernan
Joshua G. Kiernan
of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Roy Mann, Co-Chief Executive Officer, monday.com Ltd.
Eran Zinmann, Co-Chief Executive Officer, monday.com Ltd.
Eliran Glazer, Chief Financial Officer, monday.com Ltd.
Shiran Nawi, General Counsel, monday.com Ltd.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP